NOVA RESOURCES INC.
                                 152 Howard Road
                               Walkley, Sheffield
                                 ENGLAND S63 RX


August 18, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Hugh Fuller

Dear Sirs:

Re: Nova Resources Inc. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-125695

Further to your letter dated July 8 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
-------
1. Advise of any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board.

         We have not had any discussions with market makers regarding the quotation of our securities on the OTC Bulletin Board.

Risk Factors
------------
2. It would appear that Mr. Craven's lack of experience in managing any business, especially one devoted to mining operations should be one of the primary risk factors.

         We have added the following risk factor:

         "BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION,
          OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

         Our sole director does not have any technical training in the field of geology and specifically in the areas of exploring for, starting and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector. As well, with no direct training or experience in mining or business operations, our director may not be fully aware of the specific requirements related to working in this industry. His decisions and choices may not be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result."

3. Please add disclosure addressing the risks associated with becoming a publicly reporting company and having only one part-time officer/director with no apparent experience in accounting or financial statement matters. Here or elsewhere as appropriate, address how Mr. Craven intends to manage Nova's affairs in the Northwest Territories when he is a student in Sheffield, England.

         We have included the following risk factors:

         "WE  WILL  INCUR  SIGNIFICANT  COSTS   IN   COMPLYING   WITH  REPORTING
         OBLIGATIONS FOLLOWING THE EFFECTIVE DATE OF OUR REGISTRATION STATEMENT. OUR FINANCIAL POSITIION WILL SUFFER AS A RESULT.

         Upon the effectiveness of our registration statement, we will be required to file periodic reports with the Securities & Exchange Commission including financial statements. In order to comply with these obligations, we will incur significant accounting, audit and legal costs that will negatively impact our financial position."

         and

         "BECAUSE OUR PRESIDENT HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

         Our president, Mr. Alexander Craven only spends approximately 20% of his business time providing his services to us. While Mr. Craven presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Craven from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business."

         We note that Mr. Craven does have experience in accounting and financial statement matters.

Determination of Offering Price
-------------------------------
4. Here, or elsewhere as appropriate, please explain how the purchase price in the Regulation S offerings could go from $0.001 per share to $0.10 between November 2004 to January 2005.

         The purchase price of our shares increased from $0.001 to $0.01 from December 6, 2004 to January 19, 2005 due to our adoption of a business plan to acquire an interest in a mineral property for exploration purposes. The purchase price of our shares increased from $0.01 to $0.10 from January 19, 2005 to January 31, 2005 due to our acquisition of an interest in the Tryme mineral property.

Selling Shareholders
--------------------
5.       Advise  how  these   Regulation  S   purchasers   were   identified  to
         Mr. Craven.

         All of the Regulation S purchasers are friends or business associates of Mr. Craven.

Plan of Distribution
--------------------
6. Please disclose whether you must comply with any state securities laws for this offering.

         We have disclosed the following under the heading Blue Sky laws:

         "Blue Sky" refers to state laws that regulate the offer and sale of securities, as well as registration and reporting requirements. These laws vary from state to state. Before a security may be sold in a state, there must be a registration in place to cover the transaction, or an available exemption from registration.

         We have not taken any steps to ensure that the selling shareholders may resell their shares in any particular state. Each selling shareholder shall be responsible for determining whether a resale of the shares is exempt from state securities registration requirements or for any filing or disclosure requirements. Selling shareholders may also sell their shares in foreign jurisdictions provided that they comply with securities laws of the jurisdiction in question.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
Executive Officers
------------------
7. While the disclosure in the prospectus states that Alexander James Craven is the only officer and the only director of Nova, we note that Nova's Articles of Incorporation name a "Leah Finke" as incorporator and as director. Please advise.

         Ms. Finke resigned as a director of the company immediately upon incorporation. It is customary for incorporators in Nevada to act as the initial director of the company and then resign immediately following incorporation.

Biographical Information
------------------------
8. The biographical information for Mr. Craven states that that he acted as an accounting consultant to a Geneva-based money management company from 1995 to 2002. Since Mr. Craven's current age is listed as 23, this would mean that he was 13 when he began the consulting. Please advise or revise, as appropriate.

         Mr. Craven did provide part-time consulting services from the age of 13 and full-time services commencing in September 2001. We have revised his biography to indicate which work was part-time and which work was full-time.

9. Please disclose, if appropriate, any degrees held by Mr. Craven and any other professional training that he may have received in accounting or in computer systems.

         Mr. Craven does not hold any degrees or professional designations in accounting or computer systems.

Description of Business
-----------------------
Tryme Mineral Property Purchase Agreement
-----------------------------------------

10. Please disclose the Tryme claim number. We note that Mr. Braden's initial claim expired on May 28, 2005 unless at least $100.00 worth of exploration work had been done on the claim by that date. Please disclose the current status of the claim.

         We have disclosed that the claim number for the Tryme property is F81799. We have also disclosed that the expiry date of the claim is now May 28, 2006.

11. Please explain how Mr. Craven determined to acquire an option to purchase the 100% right in the Tryme property from Mr. Braden. Explain how the $7,000 purchase price was determined.

         Mr. Craven determined to acquire the Tryme property based upon the recommendations of Glen Macdonald, the geologist who prepared the geology report on the Tryme property. We have disclosed that the $7,000 purchase price for the property was determined by negotiation between us and Mr. Braden.

Mineralization
--------------
12. Please disclose the basis for the statement that the Tryme property has gold mineralization since no other disclosure of exploratory work done on the property supports that claim.

         The basis for the statement that the Tryme property has gold mineralization is disclosure in Mr. Macdonald's geology report on the property. Because the gold mineralization was discovered during the analysis of grab samples, these results are not discussed in the mineralization section due to the Commission's position on the disclosure of grab sample assays.

Geological Assessment Report:  Tryme Property
---------------------------------------------
13. Please furnish us a copy of this report as supplemental information. Further, please file Mr. Glen MacDonald's consent to the use of his report and name in this registration statement.

         We enclose a copy of Mr. Macdonald's geological report on the Tryme property. As well, we have filed a consent from Mr. Macdonald as an exhibit to our amended registration statement.

Plan of Operations
------------------
14. Please disclose the costs associated with becoming a publicly reporting company and your plans to pay for such costs. With respect to the latter point, note 1 to your financial statements states that Nova plans to obtain additional financing by loans from Mr. Craven, the sole director and president.

         We have disclosed the following:

         In the next 12 months, we also anticipate spending an additional $40,000 on administrative expenses, including approximately $20,000 in fees payable in connection with the filing of this registration statement and complying with reporting obligations.

         We will require additional funding in order to cover all of our anticipated administrative expenses and to proceed with additional exploration work on the property beyond the first two recommended phases. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock or director loans. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding. We do not have any arrangements in place for any future equity financing or loans.

Certain Relationships and Related Transactions
----------------------------------------------
15. We note the disclosure that Mr. Craven has provided management services and office space to Nova from its inception on November 4, 2004 to February 28, 2005. These services have been valued at $3,000. Please clarify whether these services were donated or whether Mr. Craven expects to receive repayment at some later point.

        We have disclosed that the noted services and office space were donated. Mr. Craven does not expect these to be repaid.

Financial Statements
--------------------
16. We note that your operations and headquarters are located in Canada. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm at this time. However, if your operations in the United States become significant in the future, we expect you to engage a U.S. registered public account firm, consistent with our position outlined in Section 5.K if "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internat1/cfirdissues1104.htm.

         We advise that our auditors are licensed in the United States (Nevada) and are registered with the PCAOB. Consequently we believe that this meets your requirements. However, if our operations in the United States become significant in the future, consistent with your position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance", we will consider a U.S. registered public accounting firm domiciled in the United States.

17. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

         We have included a current, independent accountant consent with our amended registration statement.

18. We note that you list $15,000 in legal fees and expenses in Part II. Please identify counsel on your cover page and in your exhibit index (legality opinion).

         We have identified our legal counsel as Batcher, Zarcone & Baker, LLP and have filed their legal opinion regarding our common stock as an exhibit to our amended registration statement.

         Yours truly,

         /s/ Alexander James Craven

         Nova Resources Inc.
         Alexander James Craven, President